Baijiayun Group Ltd

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing 210000

The People’s Republic of China

VIA EDGAR

December 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE Washington, D.C. 20549

Attn: Alexandra Barone

Re:	Baijiayun Group Ltd
Registration Statement on Form F-3
Filed December 18, 2024
File No. 333-283882

Dear Ms. Barone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baijiayun Group Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on Monday, December 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Yi Ma
Yi Ma
Chairman of the Board of Directors, Chief Executive Officer